Exhibit 99.1

AMTD International Partnered with 36Kr and Xiaomi to Announce a Joint Venture - AK73 Capital to Build Full Lifecyle Service Platform for New Economy Enterprises

Hong Kong, March 12, 2021 — AMTD International Inc. (“AMTD International” or “Company”) (NYSE: HKIB; SGX: HKB), a NYSE and SGX-ST dual-listed company, a subsidiary of AMTD Group Company Limited (“AMTD Group”), a leading comprehensive financial services conglomerate, today announced the establishment of a joint venture, AK73 Capital, with a fellow subsidiary, AMTD Digital Inc. (together with AMTD International and AMTD Group, collectively “AMTD”), 36Kr (NASDAQ: KRKR), a prominent and pioneering service platform for China’s new economy participants, Airstar Digital, the FinTech subsidiary of Xiaomi Corporation, through AM Capital, a joint venture in fund management with AMTD International , and Mr. Calvin Choi. AK73 Capital aims to establish a full life-cycle service platform for China’s new economy enterprises, supporting and empowering the next generation of new economy leaders to capitalize on the tremendous opportunities in dynamic global capital markets.

AK73 Capital is committed to offering one-stop professional services to address the multifaceted needs of new economy companies and entrepreneurs. Leveraging in-depth analytic research and digital content creation, AK73 Capital is committed to a mission to connect new economy companies with strategic resources and quality capital. Its service offerings include strategic consulting, data analytics and insights, branding management, ecosystem building, and capital market services. AK73 Capital strives to empower new economy companies and entrepreneurs to expand their business boundaries, extend their value chain, improve their value proposition, and help groom the next generation of leading new economy companies, as well as bringing China’s new economy sectors’ innovative power and growth miracles in front of the whole world.

Mr. Calvin Choi, Chairman of AMTD Group commented, “As Asia’s leading comprehensive financial services conglomerate, AMTD had in the past few years helped and supported many China’s leading new economy companies in their IPOs and other financing transactions through the international capital markets including Hong Kong and U.S. We are very keen to combine our unique resources, SpiderNet ecosystem network, and unparalleled experience accumulated, through our partnership with 36Kr and Airstar Digital, to further empower the next generation of technology and innovative communities in China, best equip the Chinese business leaders of tomorrow to create new paradigm of business formats and exposures, and grow together to create a better world.”

Mr. Dagang Feng, Chief Executive Officer of 36Kr, said, “As a service platform for China’s new economy participants, 36Kr is excited to partner with and Airstar Digital to jointly establish AK73 Capital. We believe, drawing on a wide range of resources and power of each shareholder, AK73 Capital is going to serve as a bridge connecting resources and capital, accelerate the sharing and exchange of information, talent, capital, and business opportunities across different new economy communities, and redefine the growth driver and potential in new economy services space.”

Mr. Weixing Zhao, Vice President of Airstar Digital and Chairman of AM Capital, said, “Since the first day of its establishment, Xiaomi believes in the power of value, whether it’s entrepreneurship or investment in Xiaomi’s ecosystem, Xiaomi has always persisted with its mission to let everybody enjoy better life experience brought by technology. This is a big era for China’s new economy, and we look forward to working with each stakeholder to help more technology and innovative entrepreneurs build a better future.”

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit http://ir.amtdinc.com/News.

About AMTD Group

AMTD Group is a leading comprehensive financial services focused conglomerate, with core businesses in investment banking, asset management, digital financial solutions; and non-financial services areas including education and real estate investments.

AMTD and Xiaomi jointly established Airstar Bank, one of Hong Kong’s eight virtual banks as well as AM Capital, a foreign-invested equity investment company approved by Chinese regulators to operate nationwide (QFLP and other licenses holder).

About AM Capital

AM Capital is jointly established by Airstar Digital, the FinTech subsidiary of Xiaomi Corporation, and AMTD Group. Approved by the Chinese regulators to operate the foreign-funded equity investment management business on a national scale, AM Capital is committed to invest in FinTech companies, industry ecosystem builders, and smart manufacturing enterprises, to help corporations secure low cost stable funding to support their long-term development, and at the same time offer multi-dimensional multi-level value-added services such as strategic advisory, business model optimization, value chain consolidation, and business development to pre-IPO or publicly listed companies.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD International’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD International’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD International does not undertake any obligation to update any forward-looking statement, except as required under applicable law.